LIBERATOR, INC.

2745 Bankers Industrial Drive

Atlanta, GA 30360

Telephone: (770) 246-6400

June 26, 2012

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Jeffrey Gordon

RE:  Liberator, Inc.

Current Report on Form 8-K filed June 15, 2012

Comment letter dated June 19, 2012

File No. 0-53314

Dear Mr. Gordon:

Set forth below are the responses by Liberator, Inc. to the comments received from you in a letter dated June 19, 2012.  We have reproduced your comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above. We have filed an amendment to our Form 8-K dated on June 15, 2012 to address the comments below.

1.	We note that you have elected to “terminate” the relationship with your former accountant. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

Response:  Our disclosure under Item 4.01 has been revised to clarify that the former accountant was dismissed.

2.	Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to your ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-K.

Response:  Our disclosure under Item 4.01 has been revised to clarify that the former accountant’s reports, instead of report, on the financial statements for the years ended June 30, 2010 and June 30, 2011, did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, other than to state that there is substantial doubt as to the ability of the Company to continue as a going concern.

Jeffrey Gordon

Securities and Exchange Commission

June 26, 2012

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:  The Exhibit 16 letter from the former accountants has been updated to indicate his agreement with the statements made in our amended 8-K.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact me directly at (770) 246-6426 or via fax at (770) 246-6401.

Sincerely,

LIBERATOR, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer